UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

TRUE RELIGION APPAREL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89784 N 10 4

(CUSIP Number)

Jeffrey Lubell

True Religion Apparel, Inc.

2263 E. Vernon Avenue

Vernon, California 90058

(323) 266-3072

Copy to:

C.N. Franklin Reddick, III, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

2029 Century Park East, Suite 2400

Los Angeles, California 90067

(310) 229-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89784 N 10 4

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Jeffrey Lubell

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		3,012,657*
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,012,657*
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,012,657*

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

12.3%

14	Type of Reporting Person (See Instructions)

IN

*          This number includes options held by the reporting person to purchase 200,000 shares of Common Stock.

3

CUSIP No. 89784 N 10 4

Item 1.                    Security and Issuer.

This Amendment No. 6 is filed by Jeffrey Lubell to amend the Schedule 13D filed by such reporting person on July 28, 2003, as amended by that certain Amendment No. 1 filed thereto on August 12, 2003, Amendment No. 2 filed thereto on December 16, 2004, Amendment No. 3 filed thereto on May 18, 2005, Amendment No. 4 filed thereto on May 14, 2007 and Amendment No. 5 filed thereto on June 20, 2007 (together, the “Schedule 13D”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of True Religion Apparel, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware.

Item 2.	Identity and Background.

No amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

No amendment.

Item 4.	Purpose of Transaction.

On May 13, 2008, Jeffrey Lubell sold 3,200,000 shares of the Common Stock of the Issuer. Jeffrey Lubell sold these shares to fulfill an obligation due under the marital dissolution agreement with his former wife and to continue his financial, estate and tax planning.

Item 5.	Interest in Securities of the Issuer.

(a) Jeffrey Lubell currently beneficially owns 3,012,657 shares of Common Stock, consisting of 2,557,664 shares of Common Stock, 64,993 shares of restricted stock which are subject to a right of forfeiture, 190,000 shares of restricted stock which may be earned if certain performance criteria are achieved and which are subject to a right of forfeiture, and 200,000 options to purchase shares of Common Stock. Such 3,012,657 shares of common stock constitute approximately 12.3% of the outstanding shares of Common Stock of the Issuer.

(b) Jeffrey Lubell has sole voting and dispositive power with respect to such shares of Common Stock and options.

(c) (i) On March 28, 2008, the Compensation Committee of the Issuer awarded 60,000 shares of restricted stock to Jeffrey Lubell. Two-thirds of the restricted stock vests on March 28, 2009 and one-third on March 28, 2010 if certain performance targets for fiscal 2008 are met and certified by the Compensation Committee.

(ii) On April 22, 2008, Jeffrey Lubell exercised 633,333 options to purchase shares of Common Stock of the Issuer at an exercise price of $0.77 per share. The Issuer withheld 306,807 shares of Common Stock at a price of $15.51 per share to satisfy Jeffrey Lubell’s tax withholding obligation that arose upon the exercise of the options.

(d) Not applicable.

(e) Not applicable.

4

CUSIP No. 89784 N 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

No amendment.

Item 7.	Material to be filed as exhibits.

None.

5

CUSIP No. 89784 N 10 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008

/s/ Jeffrey Lubell

Jeffrey Lubell